6/18


03022949

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME ~~OAO~~ JSC Moscow City Telephone Networks

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4957 FISCAL YEAR 12-31-02

• Complete for initial submissions only •• Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 6/27/03

82-4957

OAO "Moscow City Telephone Network"

ARIS
12-31-02

Independent Auditor's Report

Financial Statements for 2002

(Unofficial Translation)

UNOFFICIAL TRANSLATION

INDEPENDENT AUDITOR: ZAO "DELOITTE & TOUCHE CIS"

Registered office: Business Center "Mokhovaya", 4/7 Vozdvizhenka St., Bldg. 2, Moscow, 125009, Russia.

Location: Business Center "Mokhovaya", 4/7 Vozdvizhenka St., Bldg. 2, Moscow, 125009, Russia.

Tel.: +7 (095) 787 0600.

Audit license No. E 002417 issued on November 6, 2002 by resolution of the Ministry of Finance of the Russian Federation for five years.

State registration certificate of Closed Joint-Stock Company "Deloitte & Touche CIS" No. 1027700425444 issued by Moscow Interdistrict Inspectorate of the Ministry of Taxes and Duties No. 39 on November 13, 2002.

Ruble account No. 40702810500700961028 in ZAO "KB CITIBANK", correspondent account No. 30101810300000000202, BIC 044525202.

AUDITED ENTITY: OAO "MOSCOW CITY TELEPHONE NETWORK"

Registered office: 12 Petrovsky Boulevard, Bldg. 3, Moscow, 103051, Russia.

Location: 12 Petrovsky Boulevard, Bldg. 3, Moscow, 103051, Russia.

State registration certificate of Open Joint-Stock Company "Moscow City Telephone Network" No. 1027739285265 issued by Moscow Interdistrict Inspectorate of the Ministry of Taxes and Duties No. 39 on September 30, 2002.

Licenses and permits for various types of activity provided by OAO "Moscow City Telephone Network":

- License for electric communication services No. 3888 issued by the Ministry of Communications of the Russian Federation on August 16, 1996, expires on January 1, 2004;
- License for long-distance and international communications services No. 10314 issued by the State Committee of the Russian Federation for Communications and Information on July 10, 1998, expires on July 10, 2003;
- Permit to use the name "Moscow" and groups of words containing its derivatives in the entity name, its seal, letterheads, advertisements, series IM No. 000489, issued by the Interdepartmental Committee of the Moscow Government for the Issue of Permits to Use Moscow Symbolism on February 4, 1999 for an unlimited period;
- License to carry out medical activities series MDKZ No. 13446/4905 issued by the Healthcare Committee of the Moscow Government on May 16, 2001, expires on May 16, 2004;
- License to carry out medical activities No. 1763/2002 issued by the Administration for Accreditation and Licensing of Medical Activities under the Ministry of Health of the Moscow Region on April 15, 2002, valid from March 26, 2002 to March 26, 2007;
- License to perform types of work specified in List No. 1 No. MSL 053005-I issued by the Moscow Center for Licensing of Construction Activities on July 24, 2000, expires on July 24, 2003;
- License to design buildings and structures (I and II level of responsibility) in accordance with State Standard No. GS-1-99-02-21-0-7710016640-001602-1 issued by the State Committee of the Russian Federation for Construction and Housing and Public Services on June 7, 2002, expires on June 7, 2007;

- License to construct buildings and structures (I and II level of responsibility) in accordance with State Standard No. GS-1-99-02-27-0-7710016640-003367-1 issued by the State Committee of the Russian Federation for Construction and Housing and Public Services on December 19, 2002, expires on December 19, 2007;
- License to design buildings and structures (I and II level of responsibility) in accordance with State Standard No. GS-1-99-02-21-0-7710016640-000864-1 issued by the State Committee of the Russian Federation for Construction and Housing and Public Services on March 15, 2002, expires on March 15, 2007;
- License for generation, transmission, and distribution of electric and thermal power No. 2901-Ts issued by the Regional Administration "Centrgosenergonadzor" of Glavgosenergonadzor of the Ministry of Fuel and Energy of the Russian Federation on May 2000, expires on May 15, 2003;
- License for installation, adjustment, and repair of power facilities, electric power equipment, thermal power equipment, and energy installations of users No. 2902-Ts issued by the Regional Administration "Centrgosenergonadzor" of Glavgosenergonadzor of the Ministry of Fuel and Energy of the Russian Federation on May 2000, expires on May 15, 2003;
- License for publishing activities, series LP No. 020797, issued by the State Committee of the Russian Federation for Press on July 22, 1998, expires on July 22, 2003;
- License for printing production, series PD No. 00011, issued by the Ministry of the Russian Federation for Press, Television and Radio Broadcast and Mass Media on August 24, 1999, expires on August 24, 2004;
- License for sale of alcoholic beverages issued by the Moscow Licensing Chamber of the Moscow Government on June 18, 2002, expires on June 18, 2005;
- Permit to conduct training in the area of occupational safety and test the relevant expertise of managers and specialists of electric communications and wireless communications companies and organizations No. UUOT-08/91 issued by the Labor and Employment Committee of the Moscow Government on July 16, 2001, expires on July 16, 2004;
- License for transportation of hazardous freight No. POS-77-066624 issued by the Moscow Transportation Inspectorate on June 19, 2001 expires on June 19, 2004;
- License for transportation of freight other than hazardous freight No. GSS-77-065977 issued by the Moscow Transportation Inspectorate on August 4, 2001, valid through August 3, 2004;
- License for passenger transportation No. AOS-77-066710 issued by the Moscow Transportation Inspectorate on June 21, 2001, valid through June 20, 2004;
- License for operation and maintenance of filling stations, series TIAZ № 071525, issued by the Moscow Transportation Inspectorate on November 19, 2001, valid through November 18, 2004;
- License for operation and maintenance of filling stations (2 petrol pumps, up to 25 tons), series TIAZ № 071525/001, issued by the Moscow Transportation Inspectorate on November 19, 2001, valid through November 18, 2004;
- License to carry out activities related to conservation work (services), series LMKP No. 000453, issued by the Licensing Committee of the Moscow Nature Conservation Committee of the Moscow Government on February 28, 2001, expires on February 28, 2004;
- License to carry out activities related to conservation work (services), series LMKP No. 000453/001, issued by the Licensing Committee of the Moscow Nature Conservation Committee of the Moscow Government on February 28, 2001, expires on February 28, 2004;
- License to carry out activities related to conservation work (services), series LMKP No. 000453/002, issued by the Licensing Committee of the Moscow Nature Conservation Committee of the Moscow Government on February 28, 2001, expires on February 28, 2004;
- License to carry out activities related to conservation work (services), series LMKP No. 000453/003, issued by the Licensing Committee of the Moscow Nature Conservation Committee of the Moscow Government on February 28, 2001, expires on February 28, 2004;
- License to carry out activities related to conservation work (services), series LMKP No. 000453/004, issued by the Licensing Committee of the Moscow Nature Conservation Committee of the Moscow Government on February 28, 2001, expires on February 28, 2004;

- License to carry out activities related to conservation work (services), series LMKP No. 000453/005, issued by the Licensing Committee of the Moscow Nature Conservation Committee of the Moscow Government on February 28, 2001, expires on February 28, 2004;
- License to apply mark of conformity GOST R (State Standard of Russia) No. U 00226 issued by the Federal Unitary Enterprise "State Research Institute of Automobile Transport" on April 21, 2000, valid through April 20, 2003;
- License for operation of lifting structures No. 42EK-001812 issued by the Federal Mining and Industry Inspection of Russia on April 5, 2000, expires on April 5, 2003.
- License for operation of lifting structures No. 42EK-003646 issued by the Federal Mining and Industry Inspection of Russia on March 19, 2001, expires on March 19, 2003;
- License for application of mark of conformity of certification system GOST R No. UO73.U01439 issued by the Non-State Not-For-Profit Educational Institution "Scientific Center for Training Methodologies "MAK" on January 21, 2002, expires on July 30, 2004;
- License for application of mark of conformity of certification system GOST R No. UO73.U01398 issued by the Non-State Not-For-Profit Educational Institution "Scientific Center for Training Methodologies "MAK" on December 24, 2001, expires on December 23, 2004;
- License for operation of pressure vessels No. 42EK002652 issued by the Federal Mining and Industry Inspection of Russia on September 11, 2000, expires on September 11, 2003;
- License for organization of additional professional education (courses) No. SLOD 00577 issued by the Moscow Committee for Education on April 22, 2000, expires on April 22, 2003;
- License for design of engineering networks and systems No. MSL 047863 issued by the State Institution "Mosstroylitsenzia" on January 21, 2000, expires on January 21, 2003;
- License for operation of engineering infrastructure in cities and other populated areas, series MZHIL No. 011854, issued by the Moscow Licensing Chamber of the Moscow Government on April 30, 2001, expires on April 30, 2004;
- License for operation of engineering infrastructure in cities and other populated areas, series MZHIL No. 011854/001, issued by the Moscow Licensing Chamber of the Moscow Government on April 30, 2001, expires on April 30, 2004;
- License for operation of engineering infrastructure in cities and other populated areas, series MZHIL No. 011854/002, issued by the Moscow Licensing Chamber of the Moscow Government on April 30, 2001, expires on April 30, 2004;
- License for operation of engineering infrastructure in cities and other populated areas, series MZHIL No. 011854/003, issued by the Moscow Licensing Chamber of the Moscow Government on April 30, 2001, expires on April 30, 2004;
- License for operation of engineering infrastructure in cities and other populated areas, series MZHIL No. 011854/004, issued by the Moscow Licensing Chamber of the Moscow Government on April 30, 2001, expires on April 30, 2004;
- License for operation of engineering infrastructure in cities and other populated areas, series MZHIL No. 011854/005, issued by the Moscow Licensing Chamber of the Moscow Government on April 30, 2001, expires on April 30, 2004;
- License for operation of engineering infrastructure in cities and other populated areas, series MZHIL No. 011854/006, issued by the Moscow Licensing Chamber of the Moscow Government on April 30, 2001, expires on April 30, 2004;
- License for operation of engineering infrastructure in cities and other populated areas, series MZHIL No. 011854/007, issued by the Moscow Licensing Chamber of the Moscow Government on April 30, 2001, expires on April 30, 2004;
- License for operation of engineering infrastructure in cities and other populated areas, series MZHIL No. 011854/008, issued by the Moscow Licensing Chamber of the Moscow Government on April 30, 2001, expires on April 30, 2004;
- License for operation of engineering infrastructure in cities and other populated areas, series MZHIL No. 011854/009, issued by the Moscow Licensing Chamber of the Moscow Government on April 30, 2001, expires on April 30, 2004;

- License for operation of engineering infrastructure in cities and other populated areas, series MZHIL No. 011854/010, issued by the Moscow Licensing Chamber of the Moscow Government on April 30, 2001, expires on April 30, 2004;
- License for operation of engineering infrastructure in cities and other populated areas, series MZHIL No. 011854/011, issued by the Moscow Licensing Chamber of the Moscow Government on April 30, 2001, expires on April 30, 2004;
- License for operation of engineering infrastructure in cities and other populated areas, series MZHIL No. 011854/012, issued by the Moscow Licensing Chamber of the Moscow Government on April 30, 2001, expires on April 30, 2004;
- License for operation of engineering infrastructure in cities and other populated areas, series MZHIL No. 011854/013, issued by the Moscow Licensing Chamber of the Moscow Government on April 30, 2001, expires on April 30, 2004;
- License for operation of engineering infrastructure in cities and other populated areas, series MZHIL No. 011854/014, issued by the Moscow Licensing Chamber of the Moscow Government on April 30, 2001, expires on April 30, 2004;
- License for operation of engineering infrastructure in cities and other populated areas, series MZHIL No. 011854/015, issued by the Moscow Licensing Chamber of the Moscow Government on April 30, 2001, expires on April 30, 2004;
- License for operation of engineering infrastructure in cities and other populated areas, series MZHIL No. 011854/016, issued by the Moscow Licensing Chamber of the Moscow Government on April 30, 2001, expires on April 30, 2004;
- License for operation of engineering infrastructure in cities and other populated areas, series MZHIL No. 011854/017, issued by the Moscow Licensing Chamber of the Moscow Government on April 30, 2001, expires on April 30, 2004;
- License for operation of engineering infrastructure in cities and other populated areas, series MZHIL No. 011854/018, issued by the Moscow Licensing Chamber of the Moscow Government on April 30, 2001, expires on April 30, 2004;
- License for operation of engineering infrastructure in cities and other populated areas, series MZHIL No. 011854/019, issued by the Moscow Licensing Chamber of the Moscow Government on April 30, 2001, expires on April 30, 2004;
- License for operation of engineering infrastructure in cities and other populated areas, series MZHIL No. 011854/020, issued by the Moscow Licensing Chamber of the Moscow Government on April 30, 2001, expires on April 30, 2004;
- License for operation of boiler inspection objects No. 42EK002652 issued by the Federal Mining and Industry Inspection of Russia on September 11, 2000, expires on September 11, 2003.
- License for the use of subsoil assets, series MSK No. 09356, issued by the Natural Resources Department for the Central Region, Ministry of Natural Resources of the Russian Federation, on June 21, 2002, valid from May 1, 2002 to May 1, 2012;
- License for discharge of domestic and storm sewage No. MSK 00704 issued by the Main Department for Natural Resources and Environmental Protection of the Ministry of Natural Resources of the Russian Federation for the Moscow Region on December 25, 2002, expires on September 30, 2010;
- License to perform work involving the use of classified information No. 268 issued by the Department for the Moscow City and the Moscow Region of the Federal Security Service of Russia on July 26, 1996, expires on July 26, 1999. The license is extended until August 12, 2004;
- License to perform actions and/or render services in the area of state secret protection No. 269 issued by the Department for the Moscow City and the Moscow Region of the Federal Security Service of Russia on July 26, 1996, expires on July 26, 1999. The license is extended until August 12, 2004;
- License to perform activities in the area of information protection No 153 issued by the State Technical Commission under the President of the Russian Federation on March 4, 2002, expires on March 4, 2005;

- License to ensure data protection and design data protection means No. LF/07-1409 issued by the Federal Agency for Government Communications and Information under the President of the Russian Federation on November 3, 2000, expires on November 3, 2003;
- License to produce means of data protection No. LF/07-1410 issued by the Federal Agency for Government Communications and Information under the President of the Russian Federation on November 3, 2000, expires on November 3, 2003;
- License to carry out technical support of means of encryption No. LF/07-1411 issued by the Federal Agency for Government Communications and Information under the President of the Russian Federation on November 3, 2000, expires on November 3, 2003;
- License for distribution of means of encryption No. LF/07-1412 issued by the Federal Agency for Government Communications and Information under the President of the Russian Federation on November 3, 2000, expires on November 3, 2003;
- License to provide services in encrypting data, which do not contain classified information, in the public telephone network of the open joint-stock company "Moscow City Telephone Network" No. LF/07-1413 issued by the Federal Agency for Government Communications and Information under the President of the Russian Federation on November 3, 2000, expires on November 3, 2003.

INDEPENDENT AUDITORS' REPORT

To the shareholders of OAO "Moscow City Telephone Network"

We have audited the accompanying financial statements of OAO "Moscow City Telephone Network" (the «Company») for the year ended December 31, 2002. The Company's financial statements comprise:

- Balance Sheet – Form No. 1 as of December 31, 2002;
- Income Statement – Form No. 2 for 2002;
- Statement of Changes in Equity – Form No. 3 for 2002;
- Statement of Cash Flows – Form No. 4 for 2002;
- Appendix to Balance Sheet – Form No. 5 for 2002;
- Notes to Financial Statements for 2002.

These financial statements are the responsibility of the Company's Board. Our responsibility is to express our opinion, based on the results of our audit, on whether these statements are reliable in all material respects and whether the accounting procedures are in compliance with legislation of the Russian Federation.

We conducted our audit in accordance with the Federal Law of the Russian Federation No. 119-FZ dated August 7, 2001 "On auditing activities"; federal rules (standards) of auditing approved by Resolution of the Russian Government No. 696 dated September 23, 2002, effective rules (standards) of auditing approved by the Commission on Auditing Activity under the Russian President and our internal standards.

The audit was planned and performed to obtain reasonable assurance that the financial statements are free of material misstatements. The audit included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. The audit also included assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

We believe that our audit provides a reasonable basis for our opinion regarding the reliability in all material respects of the accompanying financial statements and compliance of the accounting procedures with the legislation of the Russian Federation.

In our opinion, the financial statements of OAO "Moscow City Telephone Network" present fairly, in all material respects, its financial position as of December 31, 2002, and the results of its operations for the year ended December 31, 2002, in accordance with the Federal Law of the Russian Federation No. 129-FZ dated November 21, 1996 "On Accounting".

General Director — Dan Collinson Koch

Date — 29 April 2003

Auditor — Mikhail V. Raikhman

Certificate to perform general audit No. 002598 issued on January 31, 2003 for an unlimited period

ZAO "Deloitte & Touche CIS"

BALANCE SHEET
as of 31 December 2002

			CODES
		Form No. 1 OKUD	0710001
		Date (year, months, day)	2002/12/31
Company	**OAO "Moscow City Telephone Network"**	OKPO	4856548
Taxpayer's identification number	**7710016640**	INN	7710016640
Industry (type of activity)	**Communication services**	OKDP	6420000
Legal status/form of ownership	**Open joint stock company**	OKOPF/	47/16
Units of measurement	**thousands rubles**	OKFS	
Address	**12 Petrovsky blvd., bld. 3, 101999**	OKEI	384/385
	K-51, GSP-9, Moscow, 103804		
		Date of approval	

ASSETS	Line code	Opening balance	Closing balance
1	2	3	4
I. NON-CURRENT ASSETS			
Intangible assets	110	115 775	94 013
including:			
patents, licenses, trademarks, other equivalent rights and assets	111	115 775	94 013
set-up costs	112	-	-
goodwill	113	-	-
Fixed assets	120	16 703 226	17 687 061
including:			
land and mineral ores	121	-	-
buildings, machines and equipment	122	9 699 451	9 865 511
other fixed assets	123	7 003 775	7 821 550
Construction in progress	130	1 961 228	1 460 884
Assets leased (as lessor)	135	-	-
including:			
capital lease	136	-	-
operating lease	137	-	-
Long term financial investments	140	936 038	913 103
including:			
investments in subsidiaries	141	720 243	722 416
investments in affiliates	142	51 042	28 737
other investments	143	12 624	117 296
loans receivable maturing after 12 months	144	152 129	44 654
other long term financial investments	145	-	-
Other non-current assets	150	-	-
Total Section I	**190**	**19 716 267**	**20 155 061**

ASSETS	Line code	Opening balance	Closing balance
1	2	3	4
II. CURRENT ASSETS			
Inventories	210	461 235	670 447
including:			
raw materials and their equivalents	211	331 880	341 143
live stock	212	-	-
work in progress	213	11 951	6 924
finished goods and goods for re-sale	214	1 584	2 657
goods shipped	215	1 434	9
prepaid expenses	216	134 386	319 714
other inventories	217	-	-
Value Added Tax reimbursable	220	231 495	374 595
Receivables maturing after 12 months	230	84 051	151 620
including:			
trade receivables	231	-	-
notes receivable	232	-	-
intercompany receivables	233	-	-
advances paid to suppliers	234	-	-
other debtors	235	84 051	151 620
Receivables maturing within 12 months	240	1 094 380	1 059 377
including:			
trade receivables	241	636 979	651 113
notes receivable	242	-	-
intercompany receivables	243	123 181	139 504
receivables from shareholders	244	-	-
advances paid to suppliers	245	228 275	178 334
other debtors	246	105 945	90 426
Short-term investments	250	125 940	417 507
including:			
loans receivable maturing within 12 months	251	-	304 815
treasury stock	252	-	-
other short term investments	253	125 940	112 692
Cash and cash equivalents	260	359 656	749 605
including:			
petty cash	261	347	173
cash in bank - rubles	262	344 314	701 375
cash in bank - currency	263	13 806	4 039
cash equivalents	264	1 189	44 018
Other current assets	270	-	-
Total Section II	**290**	**2 356 757**	**3 423 151**
TOTAL ASSETS (lines 190+290)	**300**	**22 073 024**	**23 578 212**

EQUITY AND LIABILITIES	Line code	Opening balance	Closing balance
1	2	3	4
III. EQUITY			
Share capital	410	1 915 901	3 831 802
Additional paid in capital	420	13 851 921	11 935 938
Reserve capital	430	-	-
including:			
reserves created per legislation requirements	431	-	-
reserves created per charter	432	-	-
Social sphere fund	440	-	-
Grants and direct financing	450	-	-
Retained earnings	460	366 433	-
Accumulated deficit	465	(1 304 585)	(1 029 072)
Income of current year	470	X	1 126 418
Loss of current year	475	X	-
Total Section III	**490**	**14 829 670**	**15 865 086**
IV. LONG TERM LIABILITIES			
Long-term loans	510	4 371 661	2 350 857
including:			
bank loans maturing after 12 months	511	2 771 661	1 350 857
non-bank loans maturing after 12 months	512	1 600 000	1 000 000
Other long term liabilities	520	309 147	341 552
Total Section IV	**590**	**4 680 808**	**2 692 409**
V. CURRENT LIABILITIES			
Short-term loans	610	631 543	2 637 156
including:			
bank loans falling due within 12 month	611	555 225	1 887 929
non-bank loans maturing within 12 month	612	76 318	749 227
Current payables	620	1 352 445	1 261 592
including:			
trade payables	621	637 555	443 506
notes payable	622	-	-
payables to subsidiaries and affiliates	623	83 045	85 010
accrued wages and salaries	624	79 089	78 042
social insurance payable	625	32 197	44 957
taxes payable	626	160 963	102 099
advances received	627	303 388	468 538
other creditors	628	56 208	39 440
Dividends payable	630	1 318	464
Deferred revenues	640	577 240	1 121 505
Accrued expenses	650	-	-
Other short term liabilities	660	-	-
Total Section V	**690**	**2 562 546**	**5 020 717**
TOTAL EQUITY AND LIABILITIES (lines 490+590+690)	**700**	**22 073 024**	**23 578 212**

OFF-BALANCE SHEET ACCOUNTS

Description	Line code	Opening balance	Closing balance
1	2	3	4
Assets leased, as lessee:	910	517 870	802 812
including capital lease agreements	911	228 989	514 839
Assets accepted for storage	920	458	159
Consignment goods received	930	-	-
Bad debts written off	940	29 546	39 988
Collateral received	950	-	-
Collateral issued	960	1 120 104	502 784
Depreciation of dwelling premises	970	3 669	3 790
Depreciation of non-productive facilities	980	207	269
Blank document forms	990	206	4 797
Assets leased, as lessor:	991	5 475	2 439
Depreciation of fixed assets received free of charge	992	38 200	54 138

STATEMENT OF PROFIT AND LOSS
for the year 2002

UNOFFICIAL TRANSLATION

			CODES
		Form No. 2 OKUD	710002
		Date (year, months, day)	2002/12/31
Company	**OAO "Moscow City Telephone Network"**	OKPO	4856548
Taxpayer's identification number	**7710016640**	INN	7710016640
Industry (type of activity)	**Communication services**	OKDP	6420000
Legal status/form of ownership	**Open joint stock company**	OKOPF/ OKFS	47/16
Units of measurement	**thousands rubles**	OKEI	384/385

Description	Line code	Current year	Prior year
1	2	3	4
I. REVENUES AND OPERATING COSTS			
Gross revenue from sales of goods and services (less VAT, excises and equivalent payments)	010	10 101 968	7 937 492
including:			
communication services	011	8 946 538	6 650 907
retail sales	012	4 822	3 630
social sphere services	013	19 430	15 227
intermediary services	014	3 004	3 163
other	015	1 128 174	1 264 565
Cost of sales	020	(6 202 616)	(5 105 119)
including:			
communication services	021	(5 690 591)	(4 295 370)
retail sales	022	(3 848)	(3 332)
social sphere services	023	(51 464)	(41 005)
intermediary services	024	(2 844)	(1 982)
other	025	(453 869)	(763 430)
Gross profit	029	3 899 352	2 832 373
Selling expenses	030	(48 626)	(85 710)
General & administrative expenses	040	(1 242 915)	(891 589)
Profit (loss) on sales (lines 010-020-030-040)	050	2 607 811	1 855 074
II. OTHER OPERATING INCOME AND EXPENSES			
Interest income	060	28 253	12 691
Interest expenses	070	(830 674)	(784 640)
Investment income	080	61 127	49 184
Other operating income	090	711 326	444 428
Other operating expenses	100	(1 138 943)	(746 498)
III. NON-OPERATING GAINS AND LOSSES			
Non-operating gains	120	134 348	91 338
Non-operating losses	130	(296 793)	(414 627)
Income (loss) before tax (lines (050 + 060 - 070 + 080 + 090 - 100 + 120 - 130))	140	1 276 455	506 950
Provision for income tax and other equivalent payments	150	(145 761)	(140 744)
Income (loss) from ordinary activities	160	1 130 694	366 206
IV. EXTRAORDINARY GAINS AND LOSSES			
Extraordinary gains	170	6 059	2 871
Extraordinary losses	180	(10 335)	(2 644)
Net income (loss) (lines (160 + 170 - 180))	190	1 126 418	366 433
ADDITIONAL INFORMATION			
Dividend* per share:			
on preferred shares	201	-	-
on common shares	202	-	-
Expected dividend per share for the next year*:			
on preferred shares	203	-	-
on common shares	204	-	-

* To be filled in in the annual report

BREAKDOWN OF NON-OPERATING GAINS AND LOSSES

Description	Line code	Current year		Prior year	
		gains	losses	gains	losses
1	2	3	4	5	6
Fines and penalties recognized by court or debtor	210	1 638	(202)	9	(36)
Prior years' adjustments	220	15 811	(19 868)	1 456	(16 418)
Reimbursement of losses caused by default on or by improper fulfillment of obligations	230	6 871	(26)	2 595	(236)
Foreign currency exchange gains and losses	240	29 232	(183 421)	48 796	(171 944)
Inventory obsolescence	250	X	-	X	-
Bad debts' write-off	260	1 393	(11 263)	951	(2 480)
Other	270	79 403	(82 013)	37 531	(223 513)

UNOFFICIAL TRANSLATION

STATEMENT OF CHANGES IN EQUITY
for the year 2002

			CODES
		Form No. 3 according to OKUD	0710003
		Date (year, month, day)	31.12.02
Company	OAO "Moscow City Telephone Network"	OKPO	04856548
Taxpayer's identification number	7710016640	INN	7710016640
Industry (type of activity)	Communication services	OKDP	6420000
Legal status/form of ownership	Open joint-stock company	OKOPF/OKFS	47/16
Units of measurement	thousands rubles	OKEI	384/385

Description	Line code	Opening balance	Received during the year	Used during the year	Closing balance
1	2	3	4	5	6
I. EQUITY					
Share capital	010	1 915 901	1 915 901	-	3 831 802
Additional paid in capital	020	13 851 921	-	(1 915 983)	11 935 938
including revaluation surplus	021	11 894 366	-	(1 915 901)	9 978 465
Reserve capital	030	-	18 322	(18 322)	-
	040	-	-	-	-
Retained earnings	050	(938 152)	1 401 931	(366 433)	97 346
including: retained earnings	051	366 433	-	(366 433)	-
accumulated deficit	052	(1 304 585)	275 513	-	(1 029 072)
net income of current year	053	-	1 126 418	-	1 126 418
	054	-	-	-	-
	055	-	-	-	-
Social sphere fund	060	-	-	-	-
Direct financing and receipts	070	-	-	-	-
including: budgetary financing	071	-	-	-	-
	072	-	-	-	-
	073	-	-	-	-
Total Section I	**079**	14 829 670	3 336 154	(2 300 738)	15 865 086
II. ACCRUED EXPENSES	080	-	-	-	-
including: vacation accrual	081	-	-	-	-
provision for fixed assets repair	082	-	-	-	-
insurance provision	083	-	-	-	-
provision for annual compensation	084	-	-	-	-
other (to be specified)	085	-	-	-	-
	086	-	-	-	-
Total Section II	**089**	-	-	-	-
III. PROVISIONS	090	33 981	45 174	(53 124)	26 031
including: bad debt provision	091	33 981	45 174	(53 124)	26 031
securities devaluation provision	092	-	-	-	-
Total Section III	**099**	33 981	45 174	(53 124)	26 031

Name of an indicator	Line code	Current year	Prior year
1	2	3	4
IV. CHANGES IN EQUITY*			
Opening balance	100	14 829 670	14 595 617
Increase in capital:	110	1 126 418	366 433
share issuance	111	-	-
assets' revaluation	112	-	-
donated assets	113	-	-
reorganization (mergers, acquisitions)	114	-	-
gains charged directly to equity	115	1 126 418	366 433
Decrease in capital:	120	(91 002)	(132 380)
decrease of par value of shares	121	-	-
decrease of number of shares	122	-	-
reorganization (splits, spin-offs)	123	-	-
losses charged directly to equity	124	(91 002)	(132 380)
Closing balance	130	15 865 086	14 829 670

SUPPLEMENTARY INFORMATION

Description	Line code	Opening balance		Closing balance	
1	2	3		4	
1) Net assets	150	15 406 910		16 986 591	
		Budgetary		Non-budgetary	
		current year	prior year	current year	prior year
		3	4	5	6
2) Financing received: current operations	160	92	-	-	-
including: financing for privileged categories of individuals	161	-	-	-	-
financing for support of social sphere	162	-	-	-	-
other (to be specified)	163	92	-	-	-
Financing received for purchase of non-current assets	170	-	7 240	75	-
including: construction projects	171	-	7 240	-	-
purchase of equipment	172	-	-	75	-
other (to be specified)	173	-	-	-	-

UNOFFICIAL TRANSLATION

STATEMENT OF CASH FLOWS
for the year 2002

	CODES
Form No. 4 according to OKUD	0710004
Date (year, month, day)	31.12.02
OKPO	04856548
INN	7710016640
OKDP	6420000
OKOPF/OKFS	47/16
OKEI	384/385

Company **OAO "Moscow City Telephone Network"**
Taxpayer's identification number **7710016640**
Industry (type of activity) **Communication services**
Legal status/form of ownership **Open joint-stock company**
Units of measurement **thousands rubles**

Description	Line code	Amount	including: operating activities	investment activities	financial activities
1	2	3	4	5	6
I. CASH AND EQUIVALENTS AT THE BEGINNING OF THE YEAR	010	359 571	X	X	X
II. CASH AND EQUIVALENTS RECEIVED	020	16 795 171	14 749 849	1 342	2 043 980
including:					
proceeds from sale of goods, works and services	030	9 369 285	9 369 285	X	X
proceeds from sale of fixed and other assets	040	415 412	4 354	1 342	409 716
advances received from customers	050	2 851 462	2 851 462	X	X
budgetary and other direct financing	060	92	92	-	-
donated cash and equivalents	070	-	-	-	-
bank loans received	080	1 286 077	-	-	1 286 077
non-bank loans received	085	185 037	-	-	185 037
dividends and interest received	090	91 144	X	-	91 144
other receipts	110	2 596 662	2 524 656	-	72 006
III. CASH AND EQUIVALENTS USED	120	(16 405 137)	(8 261 718)	(2 655 467)	(3 231 713)
including:					
payments for acquired goods, works, services	130	(3 168 255)	(2 481 109)	(687 146)	-
payments to employees	140	(1 696 097)	X	X	X
payroll taxes	150	(560 142)	X	X	X
payments to accountable persons	160	(10 984)	(10 885)	(99)	-
advances paid	170	(1 149 636)	(817 279)	(332 357)	-
payments related to joint construction projects	180	-	X	-	X
payments for machinery, equipment and vehicles	190	(1 621 925)	X	(1 621 925)	X
payments for securities purchased	200	(787 259)	-	-	(787 259)
payments of dividends and interest on securities	210	(371 548)	X	-	(371 548)
payments to the budget	220	(2 239 607)	(2 239 607)	X	-
payments of interest and principal on loans	230	(2 072 906)	-	-	(2 072 906)
other payments	250	(2 726 778)	(2 712 838)	(13 940)	-
IV. CASH AND EQUIVALENTS AT THE END OF THE YEAR	260	749 605	X	X	X
SUPPLEMENTARY INFORMATION					
Petty cash received	270	58 905			
including:					
from legal entities	280	3 723			
from individuals, including:	290	55 182			
through cash registers	291	3 723			
with use of special accountable forms	292	33 811			
Petty cash received from the bank	295	1 581 298			
Petty cash transferred to the bank	296	47 048			

UNOFFICIAL TRANSLATION

APPENDIX TO THE BALANCE SHEET
for the year 2002

			CODES
		Form No. 5 according to OKUD	0710005
		Date (year, month, day)	2001/12/31
Company	**OAO "Moscow City Telephone Network"**	OKPO	04856548
Taxpayer's identification number	**7710016640**	INN	7710016640
Industry (type of activity)	**Communication services**	OKDP	6420000
Legal status/form of ownership	**Open joint-stock company**	OKOPF/	47/30
Units of measurement	**thousands rubles**	OKFS	
		OKEI	384/385

1. BORROWINGS

Description	Line code	Opening balance	Received	Redeemed	Closing balance
1	2	3	4	5	6
Long-term bank loans:	110	2 771 661	1 466 874	(2 887 678)	1 350 857
including overdue bank loans	111	-	-	-	-
Long-term non-bank loans:	120	1 600 000	-	(600 000)	1 000 000
including overdue non-bank loans	121	-	-	-	-
Short-term bank loans:	130	555 225	3 004 899	(1 672 195)	1 887 929
including overdue bank loans	131	-	-	-	-
Short-term non-bank loans:	140	76 318	1 075 529	(402 620)	749 227
including overdue non-bank loans	141	-	-	-	-

2. RECEIVABLES AND PAYABLES

Description	Line code	Opening balance	Additions	Disposals	Closing balance
1	2	3	4	5	6
Receivables:					
short-term receivables:	210	1 128 361	24 580 142	(24 623 095)	1 085 408
including overdue receivables	211	66 565	1 645 200	(1 652 588)	59 177
of which over three months old	212	39 467	707 557	(694 401)	52 623
long-term receivables:	220	84 051	128 370	(60 801)	151 620
including overdue receivables	221	-	-	-	-
of which over three months old	222	-	-	-	-
from line 220 - receivables maturing more than 12 months after the reporting date	223	84 051	128 370	(60 801)	151 620
Payables:					
short-term payables:	230	1 352 445	25 270 356	(25 361 209)	1 261 592
including overdue payables	231	28 997	1 824 287	(1 820 362)	32 922
of which over three months old	232	20 384	1 154 726	(1 160 960)	14 150
long-term payables:	240	309 147	170 805	(138 400)	341 552
including overdue payables	241	-	-	-	-
of which over three months old	242	-	-	-	-
from line 240 - payables maturing more than 12 months after the reporting date	243	-	-	-	-
Collateral:					
received:	250	-	-	-	-
including from third parties	251	-	-	-	-
issued:	260	1 120 104	662 661	(1 279 981)	502 784
including to third parties	261	1 120 104	662 661	(1 279 981)	502 784

3. DEPRECIATED ASSETS

Description	Line code	Opening balance	Additions	Disposals	Closing balance
1	2	3	4	5	6
I. INTANGIBLE ASSETS					
Rights to intellectual property	310	133 736	866	-4 259	130 343
including the rights arising from:					
author-publisher and other contracts for works of science, literature, art, rights to computer programs, databases etc.	311	133 707	841	-4 259	130 289
rights from patents for inventions, industrial designs, selection results, models or licenses for their use	312	29	25	-	54
rights to know-how	313	-	-	-	-
Rights to use natural facilities	320	-	-	-	-
Set-up costs	330	-	-	-	-
Goodwill	340	-	-	-	-
Other	349	32 142	-	(2 164)	29 978
Total (sum of lines 310 + 320 + 330 + 340 + 349)	**350**	**165 878**	**866**	**(6 423)**	**160 321**
II. FIXED ASSETS					
Land plots and natural resources	360	-	-	-	-
Buildings	361	3 962 263	289 450	-33 740	4 217 973
Other constructions	362	20 106 311	805 168	-5 675	20 905 804
Machinery and equipment	363	14 163 772	1 910 227	-309 038	15 764 961
Vehicles	364	116 265	28 696	-8 179	136 782
Office equipment	365	138 090	31 280	-20 258	149 112
Plough cattle	366	-	-	-	-
Productive livestock	367	-	-	-	-
Perennial plantations	368	630	33	-33	630
Other types of fixed assets	369	98 602	37 555	-25 595	110 562
Total (sum of lines 360-369)	**370**	**38 585 933**	**3 102 409**	**-402 518**	**41 285 824**
including:					
production assets	371	38 580 777	3 102 215	-402 439	41 280 553
non-production assets	372	5 156	194	-79	5 271
Low value and short life items	373	-	-	0	-
including:					
in stock	374	-	-	0	-
in operation	375	-	-	0	-
III. INVESTMENT IN PROPERTY					
Assets leased, as lessor	381	-	-	-	-
Assets rented out	382	-	-	-	-
Other	383	-	-	-	-
Total (sum of lines 381-383)	**385**	-	-	-	-

SUPPLEMENTARY INFORMATION TO SECTION 2

Description	Line code	Opening balance	Additions	Disposals	Closing balance
1	2	3	4	5	6
1) Movement of promissory notes					
promissory notes issued:	262	-	-	-	-
including overdue notes	263	-	-	-	-
promissory notes purchased:	264	-	-	-	-
including overdue notes	265	-	-	-	-
2) Trade receivables at cost	266	-	-	-	-

Largest trade debtors

Description	Line code	Closing balance	
		Total	including balances more than 3 months old
1	2	3	4
Individuals	270	110 718	6 295
State-funded institutions (health care, physical culture, education, social security, culture)	271	24 307	16 209
Military institutions	272	31 510	27 679
Ministry of Interior Affairs	273	8 174	384
Municipal organizations	274	5 535	3 262
OAO "Rostelecom"	275	83 725	-
ZAO "Company MTU-Inform"	276	42 804	-
ZAO "AMT"	277	29 281	-
ZAO "Combellga"	278	21 856	-
ZAO "Comstar"	279	20 850	-

Largest trade creditors

Description	Line code	Closing balance	
		Total	including balances more than 3 months old
1	2	3	4
Siemens Aktiengesellschaft ON VK	280	432 897	-
ZAO "Comstar"	281	78 000	78 000
ECI Telecom Ltd	282	74 180	-
Ericsson Nikola Tesla d.d	283	54 432	-
Strom Telecom s.r.o.	284	37 667	-
GUP "Gormost"	285	18 569	-
OAO "Mostelefonstroy"	286	16 877	-
OOO "Ellom-A"	287	12 325	-
ZAO "Telecom MTK"	288	5 106	-
ZAO "Lucent Technologies"	289	2 376	-

SUPPLEMENTARY INFORMATION TO SECTION 3

Description	Line code	Opening balance	Closing balance
1	2	3	4
from line 371, columns 3 and 6: leased assets, as lessor, total	387	22 922	27 592
including: buildings	388	2 827	-
other constructions	389	-	-
equipment	390	74	74
other	391	20 021	27 518
mothballed	392	-	-
Accumulated depreciation and amortization: intangible assets	393	50 103	66 308
fixed assets, total	394	21 882 707	23 598 763
including: buildings and other constructions	395	13 526 879	14 354 606
machinery, equipment and transport vehicles	396	8 178 849	9 073 702
other assets	397	176 979	170 455
investments in property	398	-	-
FOR REFERENCE Fixed assets revaluation:			
cost	401	-	X
accumulated depreciation	402	-	X
Pledged assets	403	6 051 841	3 635 638
Non-depreciated assets, total	404	2 100 889	4 450 825
including: intangible assets	405	10 658	16 010
fixed assets	406	2 090 231	4 434 815
Reconstruction, reequipment or modernization of existing fixed assets	407	261 102	182 279

4. CAPITAL EXPENDITURES FINANCING

Description	Line code	Opening balance	Additions	Disposals	Closing balance
1	2	3	4	5	6
Internal sources, total	410	-	804 269	(804 269)	-
including:					
retained earnings	411	-	-	-	-
depreciation of fixed assets	412	-	804 269	(804 269)	-
other	413	-	-	-	-
Borrowings, total	420	-	1 407 271	(1 407 271)	-
including:		-	-	-	-
bank loans	421	-	872 205	(872 205)	-
non-bank loans	422	-	-	-	-
construction projects' financing	423	-	-	-	-
budget	424	-	-	-	-
non-budgetary funds	425	-	75	(75)	-
other	426	-	534 991	(534 991)	-
Total internal sources and borrowings (sum of lines 410 and 420)	430	-	2 211 540	(2 211 540)	-
FOR REFERENCE: Construction in progress	440	1 961 228	2 106 088	(2 606 432)	1 460 884
Investments in subsidiaries	450	720 243	2 173	-	722 416
Investments in affiliates	460	51 042	2 790	(25 095)	28 737

5. FINANCIAL INVESTMENTS

Description	Line code	Long-term investments		Short-term investments	
		opening balance	closing balance	opening balance	closing balance
1	2	3	4	5	6
Shares of other organizations	510	783 909	868 449	-	-
Bonds and other debentures	520	-	-	-	-
Loans granted	530	152 129	44 654	25 200	304 815
Other	540	-	-	100 740	112 692
FOR REFERENCE: Bonds and other securities at market value	550	-	-	-	-

6. OPERATING EXPENSES

Description	Line code	Current year	Prior year
1	2	3	4
Costs of material resources	610	1 526 438	1 281 046
including: materials and supplies	611	239 308	281 821
fuel and energy	612	302 436	249 689
spare parts	613	33 537	34 404
payroll	620	1 898 621	1 469 056
payroll taxes	630	635 903	518 722
depreciation and amortization	640	2 012 391	1 824 137
other expenses	650	1 602 178	1 114 244
including: taxes	651	145 237	162 731
rent expense	652	428 458	183 260
staff training	653	8 988	16 362
Total operating expenses	660	7 675 531	6 207 205
(Increase [+], decrease [-]) of work-in-progress	670	(3 954)	(214)
prepaid expenses	680	185 328	124 573
accrued expenses	690	-	-

7. PAYROLL-RELATED COSTS

Description	Line code	Accrued	Paid	Transferred to funds
1	2	3	4	5
Payroll taxes:				
payable to the Social Insurance Fund	710	80 083	(79 969)	4 954
payable to the Pension Fund	720	500 095	-	487 855
payable to the Employment Fund	730	4 713	(452)	4 387
payable for medical insurance	740	64 015	-	62 947
Payments to private pension funds	750	19 440	X	19 440
Voluntary pension insurance	755	-		
Average payroll *(number of employees)*	760	20 433		
Non-production-related payments	770	11 516		
Dividends payable to employees	780	8 457		

NOTES TO FINANCIAL STATEMENTS
of Open Joint-Stock Company "Moscow City Telephone Network" (MGTS) for 2002

1. GENERAL

Open joint-stock company Moscow City Telephone Network ("MGTS", or "the Company") is registered at: Build. 3, 12 Petrovsky boulevard, Moscow, and has 26 divisions, including 3 branches: in Moscow, Moscow region and Adler city.

	31.12.2002	31.12.2001
Number of staff, in persons	21,024	20,578

Principal types of activity of the Company in accordance with the Charter are:

- provision of telecommunication services;
- installation and subsequent support of office telephone exchanges and other communication equipment;
- mutual settlements for traffic with other telecommunication operators on contractual terms;
- installation of pay-phones and provision of pay-phone services;
- provision of inquiry services;
- industrial production of technical facilities for the telephone network maintenance and equipment repairs;
- provision of transportation services;
- professional training and development of specialists and workers.

The Company's other types of activity are:

- publishing;
- civil engineering construction;
- public catering;
- retail trading of food and non-food products;
- provision of health rehabilitation services.

Members of the Board of Directors

		Nominated by
1.	Alexander Petrovich Vronets	OAO "MKNT & Co"
2.	Alexander Yurievich Goncharuk	OAO "MKNT & Co"
3.	Vadim Sergeevich Degtyarev	CMBI
4.	Nail Ismailovich Ismailov	OAO "MKNT & Co"
5.	Vladimir Sergeyevich Lagutin	OAO "MKNT & Co"
6.	Alexander Vladimirovich Lopatin	OAO "Svyazinvest"
7.	Evgeniy Grigoryevich Novitskiy	OAO "MKNT & Co"
8.	Anton Igorevich Osipchuk	OAO "Svyazinvest"
9.	Semen Vladimirovich Rabovsky	OAO "MKNT & Co"
10.	Irina Mikhailovna Ragozina	OAO "Svyazinvest"
11.	Victor Dmitrievich Savchenko	OAO "Svyazinvest"
12.	Valeriy Nikolaevich Yashin	OAO "Svyazinvest"

The successor of OAO "MKNT & Co" is OAO AFK Sistema.

UNOFFICIAL TRANSLATION

Members of the Management Board

	Name	Position
1.	Vladimir Sergeyevich Lagutin	General Director of OAO MGTS Chairman of the Management Board
2.	Semen Vladimirovich Rabovsky	First Deputy General Director of OAO MGTS
3.	Irina Radomirovna Borisenkova	Chief accountant of OAO MGTS
4.	Victor Sergeevich Panov	Deputy General Director – Head of the Telecommunications Technical Operation Department of OAO MGTS
5.	Nikolay Victorovich Savlukov	Deputy General Director – Head of the Information Resources & Systems Department of OAO MGTS
6.	Igor Alexandrovich Solomatnikov	Manager of Tushinsky Telephone Communication Node – department of OAO MGTS
7.	Victor Anatolievich Chervony	Deputy General Director – Head of the Economics and Finance Department of OAO MGTS
8.	Vladimir Ivanovich Sutyagin	Deputy General Director – Head of the "Service" Engineering Technical Service Department of OAO MGTS
9.	Vladimir Alexandrovich Afonin	Head of the Personnel Department of OAO MGTS
10.	Valentina Yakovlevna Irzhova	Head of the Legal Department of OAO MGTS
11.	Yuri Mikhailovich Kulikov	Manager of Zamoskvoretsky Telephone Communication Node – department of OAO MGTS
12.	Vladimir Olegovich Kostrov	Deputy General Director of OAO MGTS – Head of the Scientific Technical Department
13.	Sergey Nikolaevich Ksenofontov	Head of the Capital Construction Department of OAO MGTS
14.	Rashit Mirsaevich Zamaldinov	Deputy General Director – Head of the Automated Systems and Technologies Department of OAO MGTS
15.	Alexander Konstantinovich Zhilin	Deputy General Director – Head of the Security Service of OAO MGTS

Members of the Audit Committee

	Name	Nominated by
1.	Elena Vladimirovna Bekyan	OAO "MKNT & Co"
2.	Konstantin Vassilievich Belyaev	OAO "Svyazinvest"
3.	Svetlana Georgievna Krzhechevskaya	OAO "MKNT & Co"
4.	Sergey Nikolaevich Kushakov	OAO "MKNT & Co"
5.	Irina Viktorovna Prokofieva	OAO "Svyazinvest"

2. ACCOUNTING POLICIES

2.1. Basis of preparation

The financial statements have been prepared by the Company on the basis of the effective Russian accounting and reporting regulations, in particular, Federal Law No 129-FZ dated November 21, 1996 "On Accounting" and the Regulation on Accounting and Reporting in the Russian Federation as approved by Order of the Ministry of Finance of the Russian Federation No 34n dated July 29, 1998.

Assets are recognized at the acquisition cost, unless otherwise provided by the current Russian accounting regulations. Liabilities are recognized based on the expected costs of their repayment.

2.2. Chart of accounts

The Company has prepared its working chart of accounts based on the standard Chart of Accounts for Financial and Business Activities of Organizations approved by Order of the RF Ministry of Finance No. 94n dated October 31, 2000. Transition to the new chart of accounts was effected on January 1, 2002.

2.3. Stock count

Stock counts are performed in accordance with the Methodological Guidelines for the Stock Count of Property and Financial Obligations approved by Order of the Russian Ministry of Finance No. 49 dated June 13, 1995.

2.4. Assets and liabilities denominated in foreign currency

To account for transactions in foreign currency, the Company used the official exchange rate of ruble established by the Russian Central Bank as at the date of operation. Assets and liabilities denominated in foreign currencies are reported in rubles in amounts translated at the official rate of Russian ruble established by the Russian Central Bank as of December 31, 2002.

Currency	**Exchange rate at 31.12.2002**
US Dollars	31.78
EUR	33.11

Exchange rate differences that arose during the reporting year on transactions with assets and liabilities and on their translation at the reporting date were recognized in the income statement.

2.5. Short-term and long-term assets and liabilities

Assets (liabilities) are classified as short-term if they mature within 12 months of the reporting date. All the other assets (liabilities) are classified as long-term.

2.6. Intangible assets

Intangible assets include exclusive rights of the patent holder to inventions, industrial samples, useful models, exclusive rights to computer programs, databases, and exclusive rights of the trademark and service mark holders. Amortization of these intangible assets is calculated using the straight-line method based on the useful lives prescribed by respective documents. Where it was impossible to determine useful life the depreciation rate was calculated presuming useful life of 20 years.

The intangible assets are recorded in the financial statements at initial cost less accumulated amortization.

Non-exclusive rights to use intangible assets received by the Company are recorded off-balance sheet. Periodic payments for the rights to use intellectual property are included in the current period expenses, and fixed lump-sum payments are recognized as prepaid expenses and subsequently charged to expenses during the period of the contract.

2.7. Fixed assets

From January 1, 2002 the Company accounts for fixed assets in accordance with Order of the Ministry of Finance of Russia No. 26n dated March 30, 2001 "Accounting for Fixed Assets" PBU 6/01.

Fixed assets are carried at cost of their acquisition or manufacturing.

Fixed assets include assets with useful life over 1 year.

Fixed assets are recognized in the financial statements at initial (or revalued) cost less accumulated depreciation.

Depreciation of fixed assets is calculated under the straight-line method. Useful life is determined at the time of putting the asset in operation, according to the Unified Classifier of the Fixed Assets Groups developed by MGTS.

Acquired fixed assets with the cost per unit not exceeding 10,000 rubles, as well as books, publications and brochures are directly charged to current period expenses.

No revaluation of fixed assets was performed in 2002.

Gains and losses on disposal of fixed assets are recognized in the income statement as operating gains (losses).

Interest on borrowings entered to finance acquisition (construction) of fixed assets are capitalized for the period of construction (installation).

2.8. Financial investments

Financial investments include investments in securities and loans provided to other entities.

Investments in securities are recorded at cost.

Gains and losses on disposal of securities are recognized in the income statement as operating gains (losses). Interest income on loans granted is also recognized as operating income.

There are no investments in securities quoted on stock markets.

Principal subsidiaries and affiliates are listed in Section III, p.4.

2.9. Inventories

From January 1, 2002 the Company accounts for inventories according to the Accounting Standard "Accounting for Inventories" PBU 5/01 approved by Order of the Ministry of Finance of Russia No. 44n dated July 9, 2001.

Inventories are recorded at acquisition cost.

Most divisions of the Company apply weighted-average cost formula.

Finished goods include completed products. Finished goods are recorded at actual production cost.

Inventories are carried in the balance sheet at their net realizable value if lower than the original cost of acquisition, with the difference recognized in the income statement.

2.10. Prepaid expenses

The expenses incurred by the Company in the reporting year but related to next reporting periods (insurance payments, lump-sum payments for the rights to intellectual property, etc) are reported as prepaid expenses. Such costs are amortized to the income statement evenly during the periods to which they relate.

2.11. Trade receivables

Trade receivables are recognized at selling prices established by contracts between the Company and its customers, and based on tariffs approved by state regulatory authorities and executive bodies of the Company.

The Company provides for doubtful trade receivables. 100% provision is recorded for receivables more than 6 months overdue and not secured by an dequate guarantee or collateral. Provision is created individually for each doubtful debt.

Provision for doubtful debt is included in the operating expenses of the current period.

Uncollectible receivables are written off from the balance sheet either by management's decision or after the end of the limitation period and is subsequently recorded off-balance sheet for 5 years.

2.12. Debt securities issued

Debt securities issued by the Company are initially reported in the amount of cash received. The difference between this amount and the face value of debt securities is evenly recognized in the income statement during their circulation period.

2.13. Revenue recognition

Revenues from sale of goods and services are recognized as goods are shipped (or as services are rendered) and upon issuance of invoices. Such revenues are recognized in the financial statements net of VAT and sales tax.

2.14. Additional capital

The sources of additional capital include amounts of fixed assets' revaluation, value of property received free of charge and under the investment program, share premium and amount of financial resources restricted for capital expenditure.

Before January 1, 2000 additional capital included the value of assets received by the Company free of charge. With the change of accounting rules effective January 1, 2000 free of charge receipt of assets is recognized as a liability in the balance sheet line 640 "Deferred income".

Additional capital (line 420 of the balance sheet)

(thousand rubles)

	31.12.2002	31.12.2001
Revaluation results	9,978,466	11,894,366
Resources restricted for capital expenditure	802,592	802,675
Property received free of charge	434,979	434,979
Share premium	31	31
Investment program	719,870	719,870
Total	**11,935,938**	**13,851,921**

2.15. Other accrued expenses

The Company does not accrue for repairs of fixed assets. Such costs are included in the cost of products (work, services) of the current reporting period.

The Company does not accrue for future foreseeable expenses and payments.

2.16. Changes in accounting policy

The Company's accounting policy for 2003 was changed due to the enactment of new regulations from January 1, 2003.

2.17. Comparative information

In accordance with changes to the chart of accounts and amendments to PBU 6/01, low value and short lived items carried in the balance sheet as at December 31, 2001 (line 211 "Raw materials and other similar assets") totaling 5,212 thousand rubles were reclassified in the balance sheet as at January 1, 2002 into the line 120 'Fixed Assets".

3. DISCLOSURES OF MATERIAL LINE ITEMS

3.1. Share capital

During the year ended December 31, 2002, the Company increased its share capital by doubling the par value of its shares. Increase of the share capital was funded from revaluation surplus related to fixed assets. Revaluations have been performed in the previous reporting periods in accordance with the RF Government decrees.

As of December 31, 2002 the share capital of the Company is fully paid up and consists of:

	Total number of shares	Par value, rubles	Treasury shares
Common shares	79,829,200	40	-
Preferred shares	15,965,850	40	-
Total	**95,795,050**	**40**	**-**

3.2. Distributions to shareholders

In 2001 the Company received net income of 366,433 thousand rubles. In accordance with the decision of the annual general meeting the net income was distributed as follows:

- dividends on common shares – 54,284 thousand rubles;
- dividends on preferred shares –36,643 thousand rubles;
- establishment of a reserve capital in accordance with the Company's Charter – 18,322 thousand rubles;
- to cover prior periods' accumulated deficit – 257,184 thousand rubles.

The reserve capital was fully utilized to cover prior periods' accumulated deficit by decision of the Company's Board of Directors.

3.3. Working capital

As at December 31, 2002 and 2001, respectively, working capital of the Company amounted to:

(thousand rubles)

	31.12.2002	31.12.2001
Current assets	3,423,151	2,356,757
Current liabilities	(5,020,717)	(2,562,546)
Add: assets received free of charge and grants recognized as deferred income (within current liabilities)	1,121,310	564,950
Total	(476,256)	359,161

In 2002 current liabilities increased due to Sberbank loan maturing in February 2003. The loan was fully repaid by the Company and working capital was replenished through the third bond issue and opening of a new long-term credit facility with Sberbank (see also p. 12).

3.4. Principal subsidiaries and affiliates

The Company is a shareholder of several companies providing international standard telecommunication services with the use of new technologies, with remaining interests held by foreign and Russian entities. The total amount of investment in shares as at December 31, 2002 was 868,449 thousand rubles.

List of investees

(thousand rubles)

№	Name	Class of shares	Number	Par value	Amount at 31.12.2002	Percentage of ownership
	Subsidiaries					
1.	ZAO "Company MTU-Inform"	common reg.	510	10	18	51.0%
2.	ZAO "AMT"	common reg.	10	2,050	8,729	100.0%
3.	ZAO "Petrodvor"	common reg.	282,118	1,000	711,496	100.0%
4.	OAO "MS-Tel"	common reg.	1,000	100	115	50.0%
5.	BO Priazovye	common reg.	2,734	1	2,058	67.0%
	Total subsidiaries:				**722,416**	
	Affiliates					
6.	ZAO "Comstar"	common reg.	500	23,020	11,510	50.0%
7.	ZAO "Telmos "	common reg.	6,148	2,000	12,296	40.0%
8.	ZAO "MTU-Intel"	common reg.	6,437	1	1,826	25.5%
9.	OAO "Moskovskaya Sotovaya Svyaz"	common reg.	23,500	10	294	23.5%
		preferred reg.	5,875	10		
10.	OAO AKB "Link-Bank"	common reg.	150,060	10	1,516	24.6%
11.	ZAO "Mediatel"	common reg.	43	10,000	430	35.8%
12.	ZAO "RadioPage"	common reg.	400	100	40	40.0%
13.	ZAO "Center TS"	common reg.	380	10	4	50.0%
14.	ZAO "Turbaza Utro"	common reg.	821,110	10	821	34.8%
	Total affiliates:				**28,737**	
	OAO "AKB MBRD"	common reg.	49,797	500	111,053	6.2%
	Other				6,243	
	Total				**117,296**	

3.5. Income tax

From January 1, 2002 the Company maintains separate tax books and assesses income tax as prescribed by Chapter 25 of the RF Tax Code.

3.6.Extraordinary gains/(losses)

(thousand rubles)

	2002	2001
Cost of damaged assets (fire, car accidents, etc)	(10,335)	(2,644)
Insurance compensation received by the Company	6,059	2,871
Total	**(4,276)**	**227**

3.7. Earnings per common share

Basic earnings per common share represent the reporting year profit attributable to common shareholders. They are calculated as basic earnings for the reporting year divided by the weighted average number of common shares outstanding during the reporting year. Basic earnings are equal to the net income of the reporting year (line 190 of the income statement) less dividend on preferred shares totaling 10% of the Company's net income.

Earnings per common share for 2002 и 2001 were as follows:

Description	2002	2001
Net income, thousand rubles	1,126,418	366,433
Number of preferred shares, par value of 40 rubles, pcs	15,965,850	15,965,850
Dividends on preferred shares, thousand rubles	112,642	36,643
Number of common shares, par value of 40 rubles, pcs	79,829,200	79,829,200
Basic earnings, thousand rubles	1,013,776	329,790
Earnings per common share, rubles	**12.7**	**4.13**

3.8. Bonds issued

The Company placed two bond issues:

	Borrowings, mln rubles	Date of issue	Date of maturity
1. First bond issue	600		
including:			
- tranche 1	360	October 2000	4th quarter of 2003
- tranche 2	240	October 2000	
2. Second bond issue	1,000	November 2001	4th quarter of 2004

Interest on the Company's bonds is accrued and paid as follows:

First bond issue totaling 600 million rubles.	Coupons are accrued and paid on a quarterly basis at the weighted average OFZ rate on the 14th day before the date of the prior coupon payment
Second bond issue totaling 1,000 million rubles.	Coupons are accrued and paid twice a year at the weighted average OFZ rate on the 11th day before the date of the prior coupon payment

In 2002 the Company redeemed bonds of the 1st tranche of the first issue amounting to 27.5 million rubles, and in March 2003 – amounting to 31.1 million rubles.

Outstanding balances with subsidiaries and associates

Receivables as at December 31, 2002

(thousand rubles, inclusive VAT)

Name	31.12.2002
1. ZAO "Company MTU-Inform"	42,804
2. ZAO "AMT"	29,281
3. ZAO "Comstar"	20,850
4. OAO "MTU-Intel"	16,330
5. ZAO "Telmos "	13,254
6. ZAO "Golden Line"	11,066
7. OAO "Moskovskaya Sotovaya Svyaz"	445
8. ZAO "Mediatel"	56
9. Other	5,418
Total	**139,504**

Payables as at December 31, 2002

(thousand rubles, inclusive VAT)

Name	31.12.2002
1. ZAO "Comstar"	78,000
2. ZAO "Petrodvor"	1,779
3. ZAO "Mediatel"	1,747
4. ZAO "Golden Line"	154
5. Other	3,330
Total	**85,010**

3.10. Remuneration of executive officers and directors

In 2002 the Company paid remuneration totaling 2,781 thousand rubles to the members of the Board of Directors and Management Board of the Company, including salaries of 2,360 thousand rubles and bonuses of 421 thousand rubles.

3.11. Segment information

In accordance with PBU 12/2000 the Company should provide data on reporting segments. Such information should enable interested users to better assess the activity of the Company, prospects for the development and generation of income and exposure to risks.

Activities of the Company are concentrated in a single region – the city of Moscow, income from the principal activity – provision of communication services – accounts for 85% of total income. It appears impossible to allocate expenses incurred by the Company in the reporting year between the types of communication services provided. The Company acts in a single business environment, the individual share of other activities is not material.

3.12. Subsequent events

Dividends

Annual dividend per share will be approved by the annual general meeting of the Company's shareholders in June 2003. On approval, dividends payable to shareholders will be reported in the financial statements for 2003.

Pledged assets as at December 31, 2002

The pledge agreements entered by the the Company for its fixed and other non-current assets as at December 31, 2002 are as follows:

(thousand rubles)

Pledgee	Pledger	Amount
Sberbank	OAO MGTS	2,618,174
Raiffeisenbank	OAO MGTS	720,000
Vneshtorgbank	OAO MGTS	293,005
MBRD	OAO MGTS	4,459
Total		**3,635,638**

3.14. Borrowings obtained

Bank loans payable (including principal and interest accrued) as at December 31, 2002 and 2001, respectively, were as follows:

(thousand rubles)

	31.12.2002	31.12.2001
Sberbank	1,865,791	2,209,726
Vneshtorgbank	481,202	362,219
Raiffeisenbank	477,854	-
CITIBANK	241,646	284,397
GUTA Bank	172,293	241,205
MBRD	-	135,630
Credit Suisse First Boston	-	93,709
Total	**3,238,786**	**3,326,886**
Including: short-term and current portion of long-term bank loans	1,887,929	555,225
Long-term bank loans	1,350,857	2,771,661

Non-bank loans payable (including principal and interest accrued) as at December 31, 2002 and 2001, respectively, were as follows:

(thousand rubles)

	31.12.2002	31.12.2001
First bond issue	589,883	620,452
Second bond issue	1,024,329	1,028,866
Promissory notes of the Company given to Donau Bank	128,981	-
Promissory notes of the Company given to MBRD	-	27,000
Loan from Rosno	6,034	-
Total	**1,749,227**	**1,676,318**
Including: short-term and current portion of long-term non-bank loans	749,227	76,318
Long-term non-bank loans	1,000,000	1,600,000

3.15. Loans granted and promissory notes acquired

(thousand rubles)

	31.12.2002	31.12.2001
Long-term loans granted and promissory notes acquired		
ZAO "Investment Pension Company"	25,200	-
ZAO "AMT"	-	121,195
Promissory note center "Energogas"	10,000	10,135
LINK-Bank	-	8,000
Other	9,454	12,799
Total	**44,654**	**152,129**
Short-term loans granted and promissory notes acquired		
MBRD	112,556	100,740
ZAO "Petrodvor"	294,768	-
LINK-Bank	8,000	-
ZAO "Investment Pension Company"	-	25,200
Other	2,183	-
Total	**417,507**	**125,940**

4. DISCLOSURES OF OTHER FINANCIAL STATEMENTS' ITEMS

Other receivables (line 246 of form No. 1)

(thousand rubles)

№	Description	Account	As at 31.12.2002	As at 31.12.2001
1.	Non-trade receivables	Ac. 76	39,743	79,984
2.	Taxes receivable	Ac. 68	25,595	5,206
3.	Payroll taxes receivable	Ac. 69	7,619	3,206
4.	Claims receivable	Ac. 63	2,194	10,283
5.	Receivables from accountable persons	Ac. 71	3,184	2,115
6.	Other		12,091	5,151
	Total		**90,426**	**105,945**

Cash equivalents (line 264 of form No. 1)

(thousand rubles)

№	Description	Account	As at 31.12.2002	As at 31.12.2001
1.	Cash deposited as security for Citibank loan	Ac. 55	41,998	-
2.	Cash in transit	Ac. 57	2,020	1,189
	Total		**44,018**	**1,189**

Other non-current liabilities (line 520 of form No. 1)

(thousand rubles)

№	Name of the organization	As at 31.12.2002	As at 31.12.2001
1.	Siemens	341,552	229,919
2.	Ericsson Nicola Tesla	-	43,969
3.	ECI Telecom Ltd.	-	35,259
	Total	**341,552**	**309,147**

Other payables (line 628 of form No. 1)

(thousand rubles)

№	Description	Account	As at 31.12.2002	As at 31.12.2001
1.	Payroll taxes payable	Ac. 67	-	13,580
2.	Miscellaneous payables		39,440	42,628
	Total		**39,440**	**56,208**

Deferred income (line 640 of form No. 1)

(thousand rubles)

Account No.	Balance at 31.12.2001	Additions	Disposals	Balance at 31.12.2002
Direct financing (investment program)	40,012	48,399	(4,219)	84,192
Assets granted	524,938	567,162	(54,982)	1,037,118
Other	12,290	2,921	(15,016)	195
Total	**577,240**	**618,482**	**(74,217)**	**1,121,505**

Interest expense (line 070 of form No. 2)

(thousand rubles)

	2002	2001
Interest expense on non-bank loans:	(290,122)	(135,922)
including interest on bonds	(280,766)	(128,686)
Interest expense on bank loans	(540,552)	(648,718)
Total	**(830,674)**	**(784,640)**

Operating income (line 090 of form No. 2)

(thousand rubles)

	2002	2001
Proceeds from disposal of securities	572,696	398,489
Proceeds from disposal of fixed assets and inventory	82,045	31,539
Recovery of doubtful debt provision	41,974	-
Proceeds from receivables' factoring	14,343	-
Other	268	14,400
Total	**711,326**	**444,428**

Operating expenses (line 100 of form No. 2)

(thousand rubles)

	2002	2001
Cost of disposal of securities	(552,253)	(363,615)
Taxes and duties	(205,531)	(193,746)
Banking fees	(149,473)	(118,879)
Cost of disposal of fixed assets and inventory	(157,421)	(13,008)
Doubtful debt provision	(39,599)	-
Research and development	-	(34,380)
Cost of receivables factored	(26,047)	-
Losses on foreign currency acquisition	(6,765)	(17,414)
Other	(1,854)	(5,456)
Total	**(1,138,943)**	**(746,498)**

General Director V.S. Lagutin

Chief Accountant I.P. Borisenkova

[UNOFFICIAL TRANSLATION FROM RUSSIAN]

Dear Shareholder!

Public Joint Stock Company
"Moscow City Telephone Network"
Location: Building 3, 12 Petrovsky boulevard, 103051 Moscow

Here by NOTIFIES

of an Annual General Meeting of Shareholders

To be held in a combined form on June 7, 2003 in the conference hall of "Renaissance Moscow» Hotel at Building 1, 18 Olimpiysky prospect, Moscow, 129110
located by "Prospect Mira" Metro Station.
The meeting will open at 11:00 a.m.
The registration of shareholders will begin at 9:30 a.m.

The shareholders recorded in the register of shareholders as of **April 19, 2002** have the right to participate in the general meeting. Each shareholder has the right to participate personally or with through its representative.

Only holders of **ordinary** shares recorded in the register of shareholders as of **April 19, 2002** have the right to participate in the general meeting.

Shareholder has a right to issue a power of attorney to its proxy.

To register, please have a **passport** or any other identity document. Shareholders' representatives shall also bear a duly issued power-of-attorney.

Agenda of the Meeting:

1 On the annual report, on the accounting documentation included balance sheet and profit and loss account, distribution of the profit and loss for 2002.
2 On the amount, time, procedure and form of payment of annual dividends for 2002.
3 On elections to the Board of Directors.
4 On elections to the Audit Commission.
5 On approval of the Auditor of PJSC MGTS for 2003.
6 On approval of theAnnual General Meeting of Shareholders ' Regiment.

Persons to have a right to participate in the meeting may deliver their filled-in and executed ballots ahead of schedule to the Counting Commission of the general meeting at: 19 Dayev Pereulok, 107045 Moscow. The ballots received not later than **June 04, 2003** will be taken into account to determine the quorum and to sum up the results of voting.

Ballots signed by shareholder's proxy shall as well contain proxy's family name and initials, the power-of-attorney details and enclosed notary certified copies of the power-of-attorney.

Materials on the agenda of the meeting are available on every day bases from May 18 till June 06, 2003 at the Secretariat of the Meeting (phone No. 950-00-00, address: Building 1, 12 Petrovsky Buulevard, Moscow 103051) and at the Counting Commission (phone No. 208-5893, address: 19 Daev Pereulok, Moscow, 107045).

The Board of Directors of PJSC MGTS

INNOFICIAL TRANSLATION FROM RUSSIAN. DO NOT USE FOR VOTING.

Open Joint Stock Company
MOSCOW CITY TELEPHONE NETWORK
Location: Building 3, 12 Petrovsky boulevard, 103051 Moscow

ANNUAL GENERAL MEETING OF SHAREHOLDERS
To be held in a combined form on June 7, 2003 in the conference hall of "Renaissance Moscow» Hotel located at Building 1, 18 Olimpiysky prospect, Moscow, 129110.The registration of shareholders will begin at 9:30 a.m. The meeting will open at 11:00 p.m.

Shareholder's name in full	

Registration number	Number of votes

BALLOT NO. 1

To vote on the 1st item of the Meeting's Agenda

On the annual report, accounting documentation including the balance sheet and the profit and loss account, distribution of the profit and loss for 2002.

Proposed decision	Voting options (Leave the option of your choice blank, cross the other ones)		
To approve the annual report, accounting documentation including the balance sheet and the profit and loss account, distribution of the profit and loss for 2002.	For	Against	Abstained

Voter has a right to choose only one option excepting those cases when it's been voted on behalf of the shareholders who purchased its shares after the register closure date or when it's been voted on behalf of depositary share holders.

*	Number of votes given for every voting option (being filled in the cases mentioned in the COMMENTARIES)	For	Against	Abstained

**	Fill X against the option (Being filled in the cases mentioned in the COMMENTARIES).		
			Voting has been conducted according to the instructions of the shareholders who purchased its shares after the register closure date
			Voting has been conducted according to the instructions of the depositary shareholders
			Voting has been conducted according to the power of attorney issued by the shareholders who purchased its shares after the register closure date
			Part of the shares has been sold after the register closure date

Persons to have a right to participate in the meeting may deliver their filled-in and executed ballots ahead of schedule to the Counting Commission of the general meeting at: 19 Dayev Pereulok, 107045 Moscow. The ballots received not later than **June 04, 2003** will be taken into account to determine the quorum and to sum up the results of voting.

Ballots signed by shareholder's proxy shall as well contain proxy's family name and initials, the power-of-attorney details and enclosed notary certified copy of the power-of-attorney.

Make sure you sign the ballot

Proxy's family name and initials, power-of-attorney details
(Number of the power of attorney, issue date, issuer)

Shareholders signature
(Proxy's signature)

COMMENTARIES

Columns * and ** are filled only by following categories: shareholders who purchased Company's shares after April 19, 2003, representatives and proxies of the mentioned shareholders according to the shareholders' instructions or power of attorney, persons voting according to the instruction of the depositary share holders.

Filling procedure for columns * and ** is given on the opposite side of the ballot:

1) If the ballot contains more than one voting option, the columns for every voting option should be filled with a relevant number of votes. As well column ** should be filled with relevant parts: EITHER "Voting has been conducted according to the instructions of the shareholders who purchased its shares after the register closure date» OR "Voting has been conducted according to the instructions of the depositary share holders",

2) Persons voting according to the power of attorney issued over the shares purchased after the register closure date should fill the relevant voting choice of column * with a relevant number of votes as well a s to fill the column ** part: " Voting has been conducted according to the power of attorney issued by the shareholders who purchased its shares after the register closure date"

3) As a part of Company's shares has been sold after register closure date voter has to fill the voting option relevant with a number of votes represented by the mentioned shares and to fill the column ** with part: "Part of the shares has been sold after the register closure date".

INNOFICIAL TRANSLATION FROM RUSSIAN. DO NOT USE FOR VOTING.

Open Joint Stock Company
MOSCOW CITY TELEPHONE NETWORK
Location: Building 3, 12 Petrovsky boulevard, 103051 Moscow

ANNUAL GENERAL MEETING OF SHAREHOLDERS
To be held in a combined form on June 7, 2003 in the conference hall of "Renaissance Moscow» Hotel located at Building 1, 18 Olimpiysky prospect, Moscow, 129110.The registration of shareholders will begin at 9:30 a.m.The meeting will open at 11:00 p.m

Shareholder's name in full	

Registration number

Number of votes

BALLOT NO. 2

To vote on the 2nd item of the Meeting's Agenda

On the amount, time, procedure and form of payment of annual dividends for 2002

№	**Proposed decision** Формулировка решения	**Voting options** (Leave the option of your choice blank, cross the other ones)		
2.1	To approve the annual dividend for 2002 on each ordinary share equal to RUR .68. The payment shall be made in cash in the period from September 01 through December 31, 2003.	For	Against	Abstained
*	Number of votes given for every voting option (being filled in the cases mentioned in the COMMENTARIES).			
2.2	To approve the annual dividend for 2002 on each preferred share equal to RUR 7.055. The payment shall be made in cash in the period from September 02 through December 31, 2003.	For	Against	Abstained
*	Number of votes given for every voting option (being filled in the cases mentioned in the COMMENTARIES).			

Votter has a right to choose only one option excepting those cases when it's been voted on behalf of the shareholders who purchased its shares after the register closure date or when it's been voted on behalf of depositary share holders.

**	Fill X against the option (Being filled in the cases mentioned in the COMMENTARIES).		
			Voting has been conducted according to the instructions of the shareholders who purchased its shares after the register closure date
			Voting has been conducted according to the instructions of the depositary shareholders.
			Voting has been conducted according to the power of attorney issued by the shareholders who purchased its shares after the register closure date.
			Part of the shares has been sold after the register closure date.

Persons to have a right to participate in the meeting may deliver their filled-in and executed ballots ahead schedule to the Counting Commission of the general meeting at: 19 Dayev Pereulok, 107045 Moscow. The ballots received not later than **June 04, 2003** will be taken into account to determine the quorum and to sum up the results of voting.

Ballots signed by shareholder's proxy shall as well contain proxy's family name and initials, the power-of attorney details and enclosed notary certified copy of the power-of-attorney.

Make sure you sign the ballot

Proxy's family name and initials, power-of-attorney details
(Number of the power of attorney, issue date, issuer)

Shareholders signature
(Proxy's signature)

COMMENTARIES

Columns * and ** are filled only by following categories: shareholders who purchased Company's shares after April 19, 2003, representatives and proxies of the mentioned shareholders according to the shareholders' instructions or power of attorney, persons voting according to the instruction of the depositary share holders.

Filling procedure for columns * and ** is given on the opposite side of the ballot:

1) If the ballot contains more than one voting option, the columns for every voting option should be filled with a relevant number of votes. As well column ** should be filled with relevant parts: EITHER "Voting has been conducted according to the instructions of the shareholders who purchased its shares after the register closure date» OR "Voting has been conducted according to the instructions of the depositary share holders",

2) Persons voting according to the power of attorney issued over the shares purchased after the register closure date should fill the relevant voting choice of column * with a relevant number of votes as well a s to fill the column ** part: " Voting has been conducted according to the power of attorney issued by the shareholders who purchased its shares after the register closure date"

3) As a part of Company's shares has been sold after register closure date voter has to fill the voting option relevant with a number of votes represented by the mentioned shares and to fill the column ** with part: "Part of the shares has been sold after the register closure date".

INNOFICIAL TRANSLATION FROM RUSSIAN. DO NOT USE FOR VOTING.

Open Joint Stock Company
MOSCOW CITY TELEPHONE NETWORK
Location: Building 3, 12 Petrovsky boulevard, 103051 Moscow

ANNUAL GENERAL MEETING OF SHAREHOLDERS

to be held in a combined form on June 7, 2003 in the conference hall of "Rennaisance Moscow" Hotel located at Building 1, 18 Olimpiysky prospect, Moscow, 129110.The registration of shareholders will begin at 9:30 a.m..The meeting will open at 11:00 p.m

Shareholder's name in full	

Registration number	Numner of shares	Number of votes
	X 12	

At the cumulative voting the number of votes is determined as a result of multiplication of number of shares to the number of members of the Board of Directors to be elected (12 members)

BALLOT NO. 3

To vote on the 3rd item of the Meeting's Agenda

On elections to the Board of Directors.

Proposed decision	To elect the Board of Directors of AO MGTS from the following nominees:						
№	Nominee's full name Nominated by	Number of votes "for"	Number of votes "against everyone"	Number of votes "abstained from everyone"	* Number of votes given for every voting option (being filled in the cases mentioned in the COMMENTARIES		
					Number of votes "for"	Number of votes "against everyone"	Number of votes "abstained from everyone"
1	Alexander Vronets P. OAO "AFK "Sistema"						
2	Alexander Goncharuk Y. OAO "AFK "Sistema"						
3	Dmitry Zubov L. OAO "AFK "Sistema"						
4	Nail Ismailov I. OAO "AFK "Sistema"						
5	Vladimir Lagutin S. OAO Svyazinvest, OAO "AFK "Sistema"						
6	Alexander Leiviman L. OAO "AFK "Sistema"						
7	Alexander Lopatin V. OAO Svyazinvest						
8	Vaagn Martirosian A. OAO "AFK "Sistema"						
9	Semyon V. Rabovsky OAO "AFK "Sistema"						
10	Irina M. Ragozina OAO Svyazinvest						
11	Viktor Savchenko D. OAO Svyazinvest						
12	Vasily V. Sidorov						
13	Eugine Urchenko V. OAO Svyazinvest						

14.	Valery N. Yashin OAO Svyazinvest						

Voter has a right to choose only one option excepting those cases when it's been voted on behalf of the shareholders who purchaused its shares after the register closure date or when it's been voted on behalf of depositary share holders

**	Fill X against the option (being filled in the cases mentioned in the COMMENTARIES).		Voting has been conducted according to the instructions of the shareholders who purchaused its shares after the register closure date
			Voting has been conducted according to the instructions of the depositary share holders.
			Voting has been conducted according to the power of attorney issued by the shareholders who purchaused its shares after the register closure date.
			Part of the shares has been sold after the register closure date.

Persons to have a right to participate in the meeting may deliver their filled-in and executed ballots ahead of schedule to the Counting Commission of the general meeting at: 19 Dayev Pereulok, 107045 Moscow. The ballots received not later than **June 04, 2003** will be taken into account to determine the quorum and to sum up the results of voting.

Ballots signed by shareholder's proxy shall as well contain proxy's family name and initials, the power-of-attorney details and enclosed notary certified copy of the power-of-attorney.

Make sure you sign the ballot

____
Proxy's family name and initials, power-of-attorney details
(number of the the power of attorney, issue date, issuer)

____
Shareholders signature
(Proxy's signature)

COMMENTARIES

Columns * and ** are filled only by following categories: shareholders who purchaused Company's shares after April 19, 2003, represenatatives and proxies of the mentioned shareholders according to the shareholders' instructions or power of attorney, persons voting according to the instruction of the depositary share holders.

Filling procedure for columns * and ** is given below:

1) If the ballot contains more than one voting option, the columns for every voting option should be filled with a relevant number of votes. As well column ** should be filled with relevant parts: EITHER "Voting has been conducted according to the instructions of the shareholders who purchaused its shares after the register closure date" OR "Voting has been conducted according to the instructions of the depositary share holders",

2) Pervons voting according to the power of attorney issued over the shares purchaused after the register closure date should fill the relevant voting choise of column * with a relevant number of votes as well a s to fill the column ** part: " Voting has been conducted according to the power of attorney issued by the shareholders who purchaused its shares after the register closure date"

3) As a part of Company's shares has been sold after register closure date voter has to fill the voting option relevant with a number of votes represented by the mentioned shares and to fill the column ** with part: "Part of the shares has been sold after the register closure date".

INNOFICIAL TRANSLATION FROM RUSSIAN. DO NOT USE FOR VOTING.

Open Joint Stock Company
MOSCOW CITY TELEPHONE NETWORK
Location: Building 3, 12 Petrovsky boulevard, 103051 Moscow

ANNUAL GENERAL MEETING OF SHAREHOLDERS
To be held in a combined form on June 7, 2003 in the conference hall of "Renaissance Moscow» Hotel located at Building 1, 18 Olimpiysky prospect, Moscow, 129110.The registration of shareholders will begin at 9:30 a.m.The meeting will open at 11:00 p.m

Shareholder's name in full	

Registration number

Number of votes

BALLOT NO. 4

To vote on the 4th item of the Meeting's Agenda

On elections to the Audit Commission.

To elect the Audit Commission of AO MGTS from the following nominees				
№	Nominee's full name Nominated by	**Voting options** (Leave the option of your choice blank, cross the other ones)		
4.1	Yelena Bekian V. OAO "AFK "Sistema"	for	against	abstained
*	Number of votes given for every voting option (being filled in the cases mentioned in the COMMENTARIES).			
4.2	Konstantin Belyaev OAO Svyazinvest	For	Against	Abstained
*	Number of votes given for every voting option (being filled in the cases mentioned in the COMMENTARIES).			
4.3	Svetlana Krzhechevskaya G. OAO "AFK "Sistema"ОАО «АФК «Система»	For	Against	Abstained
*	Number of votes given for every voting option (being filled in the cases mentioned in the COMMENTARIES			
4.4	Vasily Platoshin V. OAO "AFK "Sistema"	For	Against	Abstained
*	Number of votes given for every voting option (being filled in the cases mentioned in the COMMENTARIES).			
4.5	Irina Prokofieva V. OAO Svyazinvest	For	Against	Abstained
*	Number of votes given for every voting option (being filled in the cases mentioned in the COMMENTARIES).			

Voter has a right to choose only one option excepting those cases when it's been voted on behalf of the shareholders who purchased its shares after the register closure date or when it's been voted on behalf of depositary share holders.

* *	Fill X against the option (Being filled in the cases mentioned in the COMMENTARIES).		Voting has been conducted according to the instructions of the shareholders who purchased its shares after the register closure date
			Voting has been conducted according to the instructions of the depositary shareholders.
			Voting has been conducted according to the power of attorney issued by the shareholders who purchased its shares after the register closure date
			Part of the shares has been sold after the register closure date.

Persons to have a right to participate in the meeting may deliver their filled-in and executed ballots ahead of schedule to the Counting Commission of the general meeting at: 19 Dayev Pereulok, 107045 Moscow. The ballots received not later than **June 04, 2003** will be taken into account to determine the quorum and to sum up the results of voting.

Ballots signed by shareholder's proxy shall as well contain proxy's family name and initials, the power-of-attorney details and enclosed notary certified copy of the power-of-attorney.

Make sure you sign the ballot

Proxy's family name and initials, power-of-attorney details
(Number of the power of attorney, issue date, issuer)

Shareholders signature
(Proxy's signature)

COMMENTARIES

Columns * and ** are filled only by following categories: shareholders who purchased Company's shares after April 19, 2003, representatives and proxies of the mentioned shareholders according to the shareholders' instructions or power of attorney, persons voting according to the instruction of the depositary share holders.

Filling procedure for columns * and ** is given below:

1) If the ballot contains more than one voting option, the columns for every voting option should be filled with a relevant number of votes. As well column ** should be filled with relevant parts: EITHER "Voting has been conducted according to the instructions of the shareholders who purchased its shares after the register closure date» OR "Voting has been conducted according to the instructions of the depositary share holders",

2) Persons voting according to the power of attorney issued over the shares purchased after the register closure date should fill the relevant voting choice of column * with a relevant number of votes as well a s to fill the column ** part: " Voting has been conducted according to the power of attorney issued by the shareholders who purchased its shares after the register closure date"

3) As a part of Company's shares has been sold after register closure date voter has to fill the voting option relevant with a number of votes represented by the mentioned shares and to fill the column ** with part: "Part of the shares has been sold after the register closure date".

INNOFICIAL TRANSLATION FROM RUSSIAN. DO NOT USE FOR VOTING.

Open Joint Stock Company
MOSCOW CITY TELEPHONE NETWORK
Location: Building 3, 12 Petrovsky boulevard, 103051 Moscow

ANNUAL GENERAL MEETING OF SHAREHOLDERS
To be held in a combined form on June 7, 2003 in the conference hall of "Renaissance Moscow» Hotel located at Building 1, 18 Olimpiysky prospect, Moscow, 129110.The registration of shareholders will begin at 9:30 a.m.The meeting will open at 11:00 p.m

Shareholder's name in full	

Registration number	Number of votes

BALLOT NO. 5
To vote on the 5th item of the Meeting's Agenda
On approval of the Auditor of PJSC MGTS for 2003.

Proposed decision	Voting options (Leave the option of your choice blank, cross the other ones)		
To approve Closed Joint Stock Company Deloit and Touche as the outside auditor of AO MGTS for 2003.	For	Against	Abstained
Voter has a right to choose only one option excepting those cases when it's been voted on behalf of the shareholders who purchased its shares after the register closure date or when it's been voted on behalf of depositary share holders.			
* Number of votes given for every voting option (being filled in the cases mentioned in the COMMENTARIES).	For	Against	Abstained

**	Fill X against the option (Being filled in the cases mentioned in the COMMENTARIES).		Voting has been conducted according to the instructions of the shareholders who purchased its shares after the register closure date
			Voting has been conducted according to the instructions of the depositary shareholders
			Voting has been conducted according to the power of attorney issued by the shareholders who purchased its shares after the register closure date.
			Part of the shares has been sold after the register closure date.

Persons to have a right to participate in the meeting may deliver their filled-in and executed ballots ahead of schedule to the Counting Commission of the general meeting at: 19 Dayev Pereulok, 107045 Moscow. The ballots received not later than **June 04, 2003** will be taken into account to determine the quorum and to sum up the results of voting.

Ballots signed by shareholder's proxy shall as well contain proxy's family name and initials, the power-of-attorney details and enclosed notary certified copy of the power-of-attorney.

Make sure you sign the ballot

Proxy's family name and initials, power-of-attorney details
(Number of the power of attorney, issue date, issuer)

Shareholders signature
(Proxy's signature)

COMMENTARIES
Columns * and ** are filled only by following categories: shareholders who purchased Company's shares after April 19, 2003, representatives and proxies of the mentioned shareholders according to the shareholders' instructions or power of attorney, persons voting according to the instruction of the depositary share holders.
Filling procedure for columns * and ** is given on the opposite side of the ballot:

1) If the ballot contains more than one voting option, the columns for every voting option should be filled with a relevant number of votes. As well column ** should be filled with relevant parts: EITHER "Voting has been conducted according to the instructions of the shareholders who purchased its shares after the register closure date» OR "Voting has been conducted according to the instructions of the depositary share holders",

2) Persons voting according to the power of attorney issued over the shares purchased after the register closure date should fill the relevant voting choice of column * with a relevant number of votes as well a s to fill the column ** part: " Voting has been conducted according to the power of attorney issued by the shareholders who purchased its shares after the register closure date"

3) As the pert of Company's shares has been sold after register closure date voter has to fill the voting option relevant with a number of votes represented by the mentioned shares and to fill the column ** with part: "Part of the shares has been sold after the register closure date".

INNOFICIAL TRANSLATION FROM RUSSIAN. DO NOT USE FOR VOTING.

Open Joint Stock Company
MOSCOW CITY TELEPHONE NETWORK
Location: Building 3, 12 Petrovsky boulevard, 103051 Moscow

ANNUAL GENERAL MEETING OF SHAREHOLDERS
To be held in a combined form on June 7, 2003 in the conference hall of "Renaissance Moscow» Hotel located at Building 1, 18 Olimpiysky prospect, Moscow, 129110.The registration of shareholders will begin at 9:30 a.m.The meeting will open at 11:00 p.m

Shareholder's name in full	

Registration number: ____________

Number of votes: ____________

BALLOT NO. 6

To vote on the 6th item of the Meeting's Agenda

On approval of theAnnual General Meeting of Shareholders ' Regiment.

Proposed decision	**Voting options** (Leave the option of your choice blank, cross the other ones)		
To approve of the Annual General Meeting of Shareholders ' Regiment.	For	Against	Abstained
Voter has a right to choose only one option excepting those cases when it's been voted on behalf of the shareholders who purchased its shares after the register closure date or when it's been voted on behalf of depositary share holders.			
* Number of votes given for every voting option (being filled in the cases mentioned in the COMMENTARIES).	For	Against	Abstained

**	Fill X against the option (Being filled in the cases mentioned in the COMMENTARIES).	Voting has been conducted according to the instructions of the shareholders who purchased its shares after the register closure date
		Voting has been conducted according to the instructions of the depositary shareholders.
		Voting has been conducted according to the power of attorney issued by the shareholders who purchased its shares after the register closure date.
		Part of the shares has been sold after the register closure date.

Persons to have a right to participate in the meeting may deliver their filled-in and executed ballots ahead of schedule to the Counting Commission of the general meeting at: 19 Dayev Pereulok, 107045 Moscow. The ballots received not later than **June 04, 2003** will be taken into account to determine the quorum and to sum up the results of voting.

Ballots signed by shareholder's proxy shall as well contain proxy's family name and initials, the power-of-attorney details and enclosed notary certified copy of the power-of-attorney.

Make sure you sign the ballot

____
Proxy's family name and initials, power-of-attorney details
(Number of the power of attorney, issue date, issuer)

____
Shareholders signature
(Proxy's signature)

COMMENTARIES

Columns * and ** are filled only by following categories: shareholders who purchased Company's shares after April 19, 2003, representatives and proxies of the mentioned shareholders according to the shareholders' instructions or power of attorney, persons voting according to the instruction of the depositary share holders.

Filling procedure for columns * and ** is given on the opposite side of the ballot:

1) If the ballot contains more than one voting option, the columns for every voting option should be filled with a relevant number of votes. As well column ** should be filled with relevant parts: EITHER "Voting has been conducted according to the instructions of the shareholders who purchased its shares after the register closure date» OR "Voting has been conducted according to the instructions of the depositary share holders",

2) Persons voting according to the power of attorney issued over the shares purchased after the register closure date should fill the relevant voting choice of column * with a relevant number of votes as well a s to fill the column ** part: " Voting has been conducted according to the power of attorney issued by the shareholders who purchased its shares after the register closure date"

3) As the pert of Company's shares has been sold after register closure date voter has to fill the voting option relevant with a number of votes represented by the mentioned shares and to fill the column ** with part: "Part of the shares has been sold after the register closure date".